Exhibit 99.1

UTStarcom Announces Results of Extraordinary Meeting of Shareholders and Effectiveness of One-for-Four Reverse Share Split

Hangzhou, June 28, 2022— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced the official results of its extraordinary meeting of shareholders, held on June 28, 2022 at 10:00 a.m. China Standard Time in Hangzhou, China. Shareholders cast their votes as described below:

1.
Shareholders approved, effective on June 28, 2022, as of 4:30 p.m. 2022, Eastern Time, as an ordinary resolution, in accordance with Article 49 of the Company's Second Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 250,000,000 Ordinary Shares of US$0.00375 par value each into 62,500,000 Ordinary Shares of US$0.015 par value each, such that:

(i)
the authorized share capital of the Company is amended to US$943,750 divided into 62,500,000 Ordinary Shares of a par value of US$0.015 each and 5,000,000 Preference Shares of a par value of US$0.00125 each;

(ii)
each existing issued 4 Ordinary Shares of US$0.00375 par value each be consolidated into 1 Ordinary Share of US$0.015 par value each and the register of members of the Company be updated accordingly; and

(iii)
any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company's Second Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting.

2.
Shareholders approved, effective on June 28, 2022, as of 4:30 p.m. Eastern Time, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.

On January 27, 2022, the Company received formal notice dated January 24, 2022 from NASDAQ stating that the Company was not in compliance with NASDAQ’s Listing Rules of minimum bid price. The Company has 180 days to regain compliance with the listing standards. To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days during the stated 180-day period.

As a result of the meeting, the one-for-four reverse split of the Company’s Ordinary Shares shall become effective on June 28 2022, as of 4:30 p.m. Eastern Time, with trading currently expected to commence on the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Wednesday, June 29, 2022.

Every four shares of the Company’s issued and outstanding Ordinary Shares, upon effectiveness of the reverse share split, will convert automatically into one issued and outstanding share of the Company’s Ordinary Shares, subject to the elimination of fractional shares, with an increase in the par value per share from $0.00375 to $0.015. The reverse share split will affect all issued and outstanding Ordinary Shares, as well as Ordinary Shares underlying stock options, restricted stock units, and other Ordinary Share-based equity grants outstanding immediately prior to the effectiveness of the reverse share split. The Company’s transfer agent will distribute to shareholders of record instructions regarding how to exchange certificates representing the previously outstanding shares for certificates representing the new issued shares.

No fractional shares will be issued in connection with the reverse share split. Shareholders who would otherwise hold a fractional Ordinary Share will receive a cash payment in lieu of such fractional share based on the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the trading day immediately before the effective date of the reverse share split.

Additional information about the reverse share split can be found in the Company’s proxy statement filed with the Securities and Exchange Commission on May 27,2022, copies of which are available at www.sec.gov or at https://www.utstar.com/?q=investor-relations/sec-filing

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email:utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email:gary@blueshirtgroup.com